SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                    Report on Form 6-K dated October 29, 2004

                           Commission File No. 1-14838

                              ---------------------
                                     Rhodia
                              (Name of Registrant)

                           26, quai Alphonse Le Gallo
                           92512 Boulougne-Billancourt
                                     France
                    (Address of Principal Executive Offices)
                                 -------------

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                          Form 20-F: |X| Form 40-F: |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                Yes: |_| No: |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                Yes: |_| No: |X|

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes: |_| No: |X|

       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure:  Third quarter results for 2004.

   Incorporated by reference into Rhodia's Registration Statements on Form F-4
                      (Reg. No. 333-107379 and 333-116215)

[LOGO]

                          RHODIA: RESULTS FOR Q3 2004

on October 28, 2004, Rhodia published its results for the third quarter of 2004 as reviewed by the Board of Directors on October 27, 2004.

CONSOLIDATED INCOME STATEMENT
-----------------------------
(French GAAP)

------------------------------------------------------------------------------
((euro)m)                                     Q3 2003            Q3 2004
------------------------------------------------------------------------------

------------------------------------------------------------------------------
Net Sales                                        1,299              1,289
------------------------------------------------------------------------------


------------------------------------------------------------------------------
Operating Profit                                 -164               -48
------------------------------------------------------------------------------

------------------------------------------------------------------------------
Equity in earnings of affiliated companies        -40               -14
------------------------------------------------------------------------------

------------------------------------------------------------------------------
Interest expenses                                 -45               -54
------------------------------------------------------------------------------

------------------------------------------------------------------------------
Other gains and losses                            -53                76
------------------------------------------------------------------------------

------------------------------------------------------------------------------
Income Tax                                       -170               -41
------------------------------------------------------------------------------

------------------------------------------------------------------------------
Minority Interests                                 -1                -5
------------------------------------------------------------------------------

------------------------------------------------------------------------------
Net result after minorities                      -472               -86
(before goodwill amortization)
------------------------------------------------------------------------------

------------------------------------------------------------------------------
Goodwill amortization                            -556                -4
------------------------------------------------------------------------------

------------------------------------------------------------------------------
Net result after minorities                    -1,028               -91
(after goodwill amortization)
------------------------------------------------------------------------------

------------------------------------------------------------------------------
Earning/(loss) per share (euro) *               -5.74             -0.15
------------------------------------------------------------------------------

* calculated on the base of 627 582 158 shares for 2004 and 179 309 188 shares for 2003

CONSOLIDATED BALANCE SHEET

                                           ------------------------------------
                                             June 04               September 04
                                           ------------------------------------
((euro)m)

--------------------------------------     ------------------------------------
Fixed Assets                                    3,822            3,467
--------------------------------------     ------------------------------------

--------------------------------------     ------------------------------------
Current Net Assets                                482               399
--------------------------------------     ------------------------------------

--------------------------------------     ------------------------------------
Total Assets                                    4,304             3,866
--------------------------------------     ------------------------------------



--------------------------------------     ------------------------------------
Shareholders' Equity*                             687               590
--------------------------------------     ------------------------------------

--------------------------------------     ------------------------------------
Long Term & Short Term Liabilities              1,233             1,228
--------------------------------------     ------------------------------------

--------------------------------------     ------------------------------------
Net Debt                                        2,385             2,048
--------------------------------------     ------------------------------------

--------------------------------------     ------------------------------------
Total Liabilities                               4,304             3,866
--------------------------------------     ------------------------------------


* including minority interests

-------------------------------------------     --------------   -------------
((euro)m)                                          Q3 2003         Q3 2004
-------------------------------------------     --------------   -------------

-------------------------------------------
RHODIA (consolidated)
-------------------------------------------
                                                --------------   -------------
Net Sales                                       1,299             1,289
-------------------------------------------
                                                --------------   -------------
Operating Income                                 -164               -48
-------------------------------------------     --------------   -------------
Operating Income Margin  %                      -12.6%             -3.7%
-------------------------------------------     --------------   -------------

-------------------------------------------
HPCII
-------------------------------------------
                                                --------------   -------------
Net Sales                                         149               148
-------------------------------------------     --------------   -------------
Operating Income                                    7                 9
-------------------------------------------     --------------   -------------
Operating Income Margin %                         4.4%              6.1%
-------------------------------------------     --------------   -------------

-------------------------------------------
PPF
-------------------------------------------
                                                --------------   -------------
Net Sales                                         275               165
-------------------------------------------     --------------   -------------
Operating Income                                  -72                 3
-------------------------------------------     --------------   -------------
Operating Income Margin %                       -26.0%              1.9%
-------------------------------------------     --------------   -------------

-------------------------------------------
RE3S
-------------------------------------------
                                                --------------  ---------------
Net Sales                                         175               182
-------------------------------------------     --------------  ---------------
Operating Income                                   -2                -2
-------------------------------------------     --------------  ---------------
Operating Income Margin %                        -1.3%             -0.8%
-------------------------------------------     --------------  ---------------

-------------------------------------------
PPMC
-------------------------------------------
                                                --------------  ---------------
Net Sales                                         132               136
-------------------------------------------     --------------  ---------------
Operating Income                                   -6                -7
-------------------------------------------     --------------  ---------------
Operating Income Margin %                        -4.6%             -5.1%
-------------------------------------------     --------------  ---------------

-------------------------------------------
POLYAMIDE
-------------------------------------------
                                                --------------  ---------------
Net Sales                                         308               400
-------------------------------------------     --------------  ---------------
Operating Income                                   -8                14
-------------------------------------------     --------------  ---------------
Operating Income Margin %                        -2.7%              3.4%
-------------------------------------------     --------------  ---------------

-------------------------------------------
ECO SERVICES
-------------------------------------------
                                                --------------  ---------------
Net Sales                                          56                54
-------------------------------------------     --------------  ---------------
Operating Income                                   14                10
-------------------------------------------     --------------  ---------------
Operating Income Margin %                        23.9%             19.0%
-------------------------------------------     --------------  ---------------

-------------------------------------------     --------------   -------------
((euro)m)                                         Q3 2003          Q3 2004
-------------------------------------------     -------------    -------------
ACETOW
-------------------------------------------
                                               --------------   ---------------
Net Sales                                         104               104
-------------------------------------------    --------------   ---------------
Operating Income                                   19                18
-------------------------------------------    --------------   ---------------
Operating Income Margin %                        17.9%             17.1%
-------------------------------------------    --------------   ---------------

-------------------------------------------
RPS
-------------------------------------------
                                               --------------   ---------------
Net Sales                                          57               52
-------------------------------------------    --------------   ---------------
Operating Income                                  -65              -24
-------------------------------------------    --------------   ---------------
Operating Income Margin %                      -114.6%           -46.6%
-------------------------------------------    --------------   ---------------

-------------------------------------------
PPA
-------------------------------------------
                                               --------------   ---------------
Net Sales                                          79                80
-------------------------------------------    --------------   ---------------
Operating Income                                  -15               -28
-------------------------------------------    --------------   ---------------
Operating Income Margin %                       -19.5%            -34.7%
-------------------------------------------    --------------   ---------------

-------------------------------------------    --------------   ---------------
Inter company  Sales                              -35               -26
-------------------------------------------    --------------   ---------------

-------------------------------------------
CORPORATE &OTHERS
-------------------------------------------
                                               --------------   ---------------
Operating Income                                  -34               -42
-------------------------------------------    --------------   ---------------

SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, Rhodia has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




Date: October 29, 2004                      RHODIA



                                        By:       /s/ bruno Mouclier
                                              --------------------------
                                        Name:  Bruno Mouclier
                                        Title: Chief Financial Officer